UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

DynCorp International Inc.

(Issuer)

Delta Tucker Holdings, Inc.

(Parent Guarantor)

Casals & Associates, Inc.

DIV Capital Corporation

DTS Aviation Services LLC

Dyn Marine Services of Virginia LLC

DynCorp Aerospace Operations LLC

DynCorp International LLC

DynCorp International Services LLC

Heliworks LLC

Phoenix Consulting Group, LLC

Services International LLC

Worldwide Management and Consulting Services LLC

Worldwide Recruiting and Staffing Services LLC

(Subsidiary Guarantors)

1700 Old Meadow Road

McLean, Virginia 22102

(Address of principal executive offices)

With a copy to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention: Rosa A. Testani, Esq.

Securities To Be Issued Under the Indenture to be Qualified

Title of Class	Amount
11.875% Senior Secured Second Lien Notes due 2020	Up to $410 million[1]

The Applicants (as defined below) hereby amend this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request of the Applicants.

Approximate date of proposed exchange offer:

The exchange offer commenced on May 2, 2016 and will expire at 5:00pm, New York City time, on June 10, 2016, unless extended or earlier terminated by the Issuer

Name and address of agent for service:

Gregory S. Nixon, Esq.

Senior Vice President, Chief Administrative Officer, Chief Legal Officer and Corporate Secretary

Delta Tucker Holdings, Inc.

1700 Old Meadow Road

McLean, Virginia 22102

[1]	The actual aggregate principal amount of 11.875% Senior Secured Second Lien Notes Due 2020 to be issued under the New Notes Indenture (as defined below) may be less and depends upon the aggregate amount of 10.375% Senior Notes due 2017 that are exchanged in the Exchange Offer described in Item 2. Additional notes will be issued under the New Notes Indenture from time to time after completion of the Exchange Offer (as defined below) as payment in kind interest.

GENERAL

1.	General Information.

Entity	Form of Organization	Jurisdiction
DynCorp International Inc.	Corporation	Delaware
Delta Tucker Holdings, Inc.	Corporation	Delaware
Casals & Associates, Inc.	Corporation	Virginia
DIV Capital Corporation	Corporation	Delaware
DTS Aviation Services LLC	Limited Liability Company	Nevada
Dyn Marine Services of Virginia LLC	Limited Liability Company	Virginia
DynCorp Aerospace Operations LLC	Limited Liability Company	Delaware
DynCorp International LLC	Limited Liability Company	Delaware
DynCorp International Services LLC	Limited Liability Company	Virginia
Heliworks LLC	Limited Liability Company	Florida
Phoenix Consulting Group, LLC	Limited Liability Company	Alabama
Services International LLC	Limited Liability Company	Delaware
Worldwide Management and Consulting Services LLC	Limited Liability Company	Delaware
Worldwide Recruiting and Staffing Services LLC	Limited Liability Company	Delaware

2.	Securities Act Exemption Available.

In accordance with the terms of the Offering Memorandum and Consent Solicitation Statement dated May 2, 2016, and the Letter of Transmittal and Consent dated May 2, 2016, attached hereto as Exhibits T3E-1 and T3E-2, respectively, the offering by DynCorp International Inc. (the “Issuer”) to exchange (the “Exchange Offer”) 10.375% Senior Notes due 2017 (the “Existing Notes”) for cash and 11.875% Senior Secured Second Lien Notes due 2020 (the “New Notes”) to be issued by the Issuer and guaranteed by the Issuer’s direct parent company, Delta Tucker Holdings, Inc. (the “Parent Guarantor”), and the Subsidiary Guarantors listed on the cover page of this application (the “Subsidiary Guarantors” and collectively with the Parent Guarantor, the “Guarantors”) is being conducted in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

Section 3(a)(9) of the Securities Act provides an exemption from registration when an issuer issues new securities exclusively to its existing security holders in exchange for its own outstanding securities. This exemption is available when (i) the new and outstanding securities are issued by the same obligors, (ii) the exchange offer is made only to existing security holders, (iii) no commission or other remuneration is paid for solicitation in connection with the exchange offer, and (iv) no cash or non-cash consideration other than the securities to be exchanged is required to be paid by security holders to participate in the exchange offer.

The Existing Notes were issued by the Issuer and fully and unconditionally guaranteed by the Guarantors. The Issuer will issue the New Notes to be exchanged for the Existing Notes, and the Guarantors will fully and unconditionally guarantee the New Notes. Accordingly, the Issuer and the Guarantors were all obligors under, and issuers of, the Existing Notes or related guarantees, and will be obligors under, and issuers of, the New Notes or related guarantees. The Exchange Offer will be made only to existing holders of the Existing Notes. No commission or other remuneration has been or will be paid, directly or indirectly, for soliciting exchanges pursuant to the Exchange Offer, and no consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for customary fees and expenses paid to the Issuer’s legal advisors, the trustee under the Indenture to be qualified (the “New Notes Indenture”), and an information agent and exchange agent for the transaction. Regular employees, officers and directors of the Issuer and its affiliates, who will not receive additional compensation, may provide information concerning the Exchange Offer. No cash or non-cash consideration other than surrender of the Existing Notes to be exchanged will be required to be paid by the holders of the Existing Notes to participate in the Exchange Offer.

The Issuer will issue additional New Notes under the New Notes Indenture from time to time after completion of the Exchange Offer as payment in kind interest.

AFFILIATIONS

3.	Affiliates.

Please see Exhibit T3G attached hereto for an organizational chart indicating the affiliations of the Issuer and the Guarantors (collectively, the “Applicants”). All of the Applicants are affiliates of each other. Funds and/or managed accounts that are affiliates of Cerberus Capital Management, L.P. (“Cerberus”) indirectly own 100% of the common stock of the Parent Guarantor and the Issuer. Cerberus owns 90% of the stock of Defco Holdings, Inc. (“Defco Holdings”), the direct parent of the Parent Guarantor, directly and owns the other 10% of the Defco Holdings stock indirectly through DynCorp Management LLC, which Cerberus controls through its ownership of all of its class A common interests. Stephen Feinberg exercises voting and investment authority over all of such securities owned by Cerberus.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.” Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their anticipated holdings of voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The address for each of the officers listed below is: 1700 Old Meadow Road, McLean, VA 22102.

DynCorp International Inc.

Name	Office
James E. Geisler	Non-executive Chairman of the Board of Directors
Chan W. Galbato	Director
General Michael W. Hagee	Director
W. Brett Ingersoll	Director
General John H. Tilelli	Director
Michael S. Sanford, Jr.	Director

Kim S. Fennebresque	Director
Lewis F. Von Thaer	Chief Executive Officer
William T. Kansky	Senior Vice President and Chief Financial Officer
Gregory S. Nixon	Senior Vice President, Chief Administrative Officer, Chief Legal Officer and Corporate Secretary
Brendan G. Burke	Treasurer
Ronald A. Harvot, Jr.	Assistant Treasurer

Delta Tucker Holdings, Inc.

Name	Office
James E. Geisler	Non-executive Chairman of the Board of Directors
Chan W. Galbato	Director
General Michael W. Hagee	Director
W. Brett Ingersoll	Director
General John H. Tilelli	Director
Michael S. Sanford, Jr.	Director
Kim S. Fennebresque	Director
Lewis F. Von Thaer	Chief Executive Officer
William T. Kansky	Senior Vice President and Chief Financial Officer
Gregory S. Nixon	Senior Vice President, Chief Administrative Officer, Chief Legal Officer and Corporate Secretary

Casals & Associates, Inc.

Name	Office
Lewis F. Von Thaer	Director and President
George C. Krivo	Director and Vice President
William T. Kansky	Director, Vice President, Chief Financial Officer and Treasurer
Gregory S. Nixon	Director, Vice President, General Counsel and Secretary
Ronald Harvot	Vice President, Taxes
Elvira M. French	Assistant Secretary

DIV Capital Corporation

Name	Office
Lewis F. Von Thaer	Director and President
William T. Kansky	Senior Vice President and Chief Financial Officer
Ronald A. Harvot, Jr.	Vice President, Taxes
Elvira M. French	Assistant Secretary

DTS Aviation Services LLC

Name	Office
Lewis F. Von Thaer	President
Gregory S. Nixon	Senior Vice President, General Counsel & Secretary
William T. Kansky	Senior Vice President & Chief Financial Officer
Ronald A. Harvot, Jr.	Vice President, Taxes
Brendan G. Burke	Vice President & Treasurer
Elvira M. French	Assistant Secretary

Dyn Marine Services of Virginia LLC

Name	Office
Lewis F. Von Thaer	President
Gregory S. Nixon	Senior Vice President & Secretary
William T. Kansky	Senior Vice President and Chief Financial Officer
Scott L. Cassara	Vice President
Ronald A. Harvot, Jr.	Vice President, Taxes
George C. Krivo	Vice President
Brendan G. Burke	Vice President & Treasurer
Elvira M. French	Assistant Secretary

DynCorp Aerospace Operations LLC

Name	Office
Lewis F. Von Thaer	President
Gregory S. Nixon	Senior Vice President, General Counsel & Secretary
William T. Kansky	Senior Vice President & Chief Financial Officer
Ronald A. Harvot, Jr.	Vice President, Taxes
Brenda G. Burke	Vice President & Treasurer
Elvira M. French	Assistant Secretary

DynCorp International LLC

Name	Office
Lewis F. Von Thaer	Chief Executive Officer
Gregory S. Nixon	Senior Vice President, Chief Administrative Officer, Chief Legal Officer & Corporate Secretary
William T. Kansky	Senior Vice President and Chief Financial Officer
B. Dianne Walker	Senior Vice President, Human Resources
Randall J. Bockenstedt	Senior Vice President, DynLogistics
George C. Krivo	Senior Vice President, Business Development
Steven T. Schorer	President, DynAviation
Scott Cassara	Vice President – Finance
Darrell J. Coleman	Vice President & Chief Compliance Officer
Shelby S. Faubion	Vice President – Internal Audit
Ronald A. Harvot, Jr.	Vice President, Taxes
Brendan G. Burke	Vice President & Treasurer
Elvira M. French	Assistant Secretary

DynCorp International Services LLC

Name	Office
Lewis F. Von Thaer	President
Gregory S. Nixon	Senior Vice President, General Counsel & Secretary
William T. Kansky	Senior Vice President & Chief Financial Officer
Ronald A. Harvot, Jr.	Vice President, Taxes
Brendan G. Burke	Vice President & Treasurer
Elvira M. French	Assistant Secretary

Heliworks LLC

Name	Office
Lewis F. Von Thaer	President
William T. Kansky	Senior Vice President & Chief Financial Officer
Gregory S. Nixon	Senior Vice President & General Counsel
Brendan G. Burke	Vice President & Treasurer
Ronald A. Harvot, Jr. Scott Rauer John Supina	Vice President, Taxes Vice President Vice President, Contracts
Elvira M. French	Secretary

Phoenix Consulting Group, LLC

Name	Office
Lewis F. Von Thaer	President
Gregory S. Nixon	Senior Vice President, General Counsel & Secretary
William T. Kansky Robert B. Hille	Senior Vice President & Chief Financial Officer Vice President & Controller
Ronald A. Harvot, Jr.	Vice President, Taxes
Brendan G. Burke	Vice President & Treasurer
Elvira M. French	Assistant Secretary

Services International LLC

Name	Office
Lewis F. Von Thaer	President
Gregory S. Nixon	Senior Vice President, General Counsel & Secretary
William T. Kansky	Senior Vice President & Chief Financial Officer
Aubrey F. Mitchell, III	Vice President, Contracts
Ronald A. Harvot, Jr.	Vice President, Taxes
Brendan G. Burke	Vice President & Treasurer
Elvira M. French	Assistant Secretary

Worldwide Management and Consulting Services LLC

Name	Office
Lewis F. Von Thaer	President
Gregory S. Nixon	Senior Vice President, General Counsel & Secretary
William T. Kansky	Senior Vice President & Chief Financial Officer
Scott L. Cassara	Vice President
Ronald A. Harvot, Jr.	Vice President, Taxes
Brendan G. Burke	Vice President & Treasurer
Elvira M. French	Assistant Secretary

Worldwide Recruiting and Staffing Services LLC

Name	Office
Lewis F. Von Thaer	President
Gregory S. Nixon	Senior Vice President, General Counsel & Secretary
William T. Kansky	Senior Vice President & Chief Financial Officer
B. Dianne Walker	Vice President
Scott L. Cassara	Vice President
Ronald A. Harvot, Jr.	Vice President, Taxes
Brendan G. Burke	Vice President & Treasurer
Elvira M. French	Assistant Secretary

5.	Principal Owners of Voting Securities.

The principal owners of 10% or more of the voting securities for each Applicant as of May 2, 2016 are set forth in the table below. The address for each of the owners of voting securities listed below is: 1700 Old Meadow Road, McLean, VA 22102.

Applicant	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
DynCorp International Inc.	Delta Tucker Holdings, Inc.	Common Stock	100	100%
Delta Tucker Holdings, Inc.	DefCo Holdings, Inc.	Common Stock	100	100%
Casals & Associates Inc.	DynCorp International LLC	Common Shares	16,500	100%
DIV Capital Corporation	DynCorp International LLC	Common Stock	1	100%
DTS Aviation Services LLC	DynCorp International LLC	Membership Units	100	100%
Dyn Marine Services of Virginia LLC	DynCorp International LLC	Membership Units	100	100%
DynCorp Aerospace Operations LLC	DynCorp International LLC	Membership Units	100	100%

Applicant	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
DynCorp International LLC	DynCorp International Inc.	Membership Units	100	100%
DynCorp International Services LLC	DynCorp International LLC	Membership Units	100	100%
Heliworks LLC	DynCorp International LLC	Membership Units	500	100%
Phoenix Consulting Group, LLC	DynCorp International LLC	Membership Units	100	100%
Services International LLC	DynCorp International LLC	Membership Units	100	100%
Worldwide Management and Consulting Services LLC	DynCorp International LLC	Membership Units	100	100%
Worldwide Recruiting and Staffing Services LLC	DynCorp International LLC	Membership Units	100	100%

UNDERWRITERS

6.	Underwriters.

(a)	No person has, within the three years prior to the date of filing of this Application, acted as an underwriter of any securities of any of the Applicants that are outstanding as of the filing of this Application.

(b)	The Issuer does not propose to make use of an underwriter for the issuance of the New Notes.

CAPITAL SECURITIES

7.	Capitalization.

(a)	The table below sets forth the securities of each Applicant as of May 2, 2016.

Applicant	Title of Class	Amount Authorized	Amount Outstanding
DynCorp International Inc.	Common Stock	1,000	100
	Preferred Stock	1,000	0
Delta Tucker Holdings, Inc.	Common Stock	1,000	100
	Preferred Stock	1,000	0
Casals & Associates Inc.	Common Shares	25,000	16,500
DIV Capital Corporation	Common Stock	1,000	1

Applicant	Title of Class	Amount Authorized	Amount Outstanding
DTS Aviation Services LLC	Membership Units	100	100
Dyn Marine Services of Virginia LLC	Membership Units	100	100
DynCorp Aerospace Operations LLC	Membership Units	100	100
DynCorp International LLC	Membership Units	100	100
DynCorp International Services LLC	Membership Units	100	100
Heliworks LLC	Membership Units	500	500
Phoenix Consulting Group, LLC	Membership Units	100	100
Services International LLC	Membership Units	100	100
Worldwide Management and Consulting Services LLC	Membership Units	100	100
Worldwide Recruiting and Staffing Services LLC	Membership Units	100	100

(b)	The common stock issued by each of DynCorp International Inc., Delta Tucker Holdings, Inc., Casals & Associates, Inc. and DIV Capital Corporation entitles holders to one vote on all matters to be voted upon by stockholders.

DynCorp International Inc. and Delta Tucker Holdings, Inc. have not issued certificates of designations specifying, or otherwise amended the charter to specify, the voting rights of holders of preferred stock.

Each of the limited liability companies (the “LLCs”) listed above has a single member and is member managed. The rights, including voting rights, of the member of each LLC are governed by the respective limited liability company agreement.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.[2]

(a)	Events of Default; Withholding of Notice. The New Notes Indenture will contain customary covenants, which are more restrictive than those in the indenture governing the Existing Notes. These include: payment of principal and interest when due, but with a new interest rate of 11.875% per annum on the New Notes, consisting of 10.375% per annum payable in cash and 1.500% per annum payable in kind, replacing the 10.375% per annum interest rate of the Existing Notes; financial reports to holders within time periods specified by the Securities and Exchange Commission; delivery of certificates indicating compliance with the New Notes Indenture;

[2]	For more information on the New Notes Indenture, please refer to “Description of the New Notes” contained in the Offering Memorandum and Consent Solicitation Statement attached hereto as Exhibit T3E-1.

maintenance of corporate, partnership, limited liability company or other existence; maintenance of property and insurance; payment of certain obligations under the Senior Credit Facility (as defined below); and certain limitations on incurrence of additional indebtedness or issuance of certain preferred shares; payments of dividends on, repurchases of or distributions in respect of capital stock or other restricted payments; certain investments; certain sales of assets (the “Asset Sale Covenant”); liens; consolidations, mergers, sales or other dispositions of all or substantially all assets; and certain transactions with our affiliates. Any failure to observe any of the covenants in the New Notes Indenture, taking into account any applicable notice and grace period, constitutes an event of default. In addition, the New Notes Indenture will contain other customary events of default, including failure to pay the principal amount of the Existing Notes that remain outstanding upon their final maturity date of July 1, 2017, the failure to pay a final judgment exceeding $25 million against the Issuer or certain of its subsidiaries, a bankruptcy filing of the Issuer or certain of its subsidiaries, certain impairments of security interests in collateral securing the New Notes and certain defaults under any other debt instrument of the Issuer or certain of its subsidiaries.

If a default occurs and is continuing and is actually known to the trustee, the trustee must send to each holder of New Notes notice of the default within the earlier of 90 days after it occurs or 30 days after it is actually known to a trust officer or written notice of it is received by the trustee. Except in the case of a default in the payment of principal of, premium (if any) or interest on any note, the trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the holders of the New Notes.

(b)	Authentication and Delivery; Use of Proceeds. The New Notes will be signed by one officer of the Issuer. No New Note will be entitled to any benefit under the New Notes Indenture unless it bears a certificate of authentication executed by the trustee in manual signature. The trustee may appoint an authenticating agent reasonably acceptable to the Issuer. The New Notes will be issuable only in registered form without coupons in minimum denominations of $1.00 and any integral multiples of $1.00 in excess thereof.

The exchange of New Notes for the Existing Notes pursuant to the Exchange Offer will not produce any proceeds for use by the Issuer.

(c)

Release and Substitution of Property Subject to Lien. The New Notes will have second priority liens on substantially all of the assets of the Issuer and the Guarantors, except that (1) the liens will exclude such assets as are excluded from the first priority lien securing the revolving credit facility and term loan pursuant to the Credit Agreement dated as of July 7, 2010, as amended on January 21, 2011, August 10, 2011, June 19, 2013, November 5, 2014 and April 30, 2016 (as amended, the “Senior Credit Facility”) among the Issuer, the Guarantors, the Lenders that are signatories thereto, and Bank of America, N.A., as Administrative and Collateral Agent; (2) pledges of capital stock or other securities of each of the Applicants’ subsidiaries will be limited to the extent Rule 3-16 of Regulation S-X would require the filing of separate financial statements with the SEC for that subsidiary; and (3) liens may be released to enable an asset sale that is not prohibited by the Asset Sale Covenant. Except as provided in the preceding sentence, the collateral for the New Notes will be the same as the collateral for the Senior Credit Facility.

(d)	Satisfaction and Discharge. The Issuer may terminate its obligations and those of the Guarantors under the New Notes if (1) all the New Notes that have been authenticated and delivered have been delivered to the trustee for cancellation, or if all New Notes not delivered to the trustee for cancellation otherwise (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year, or (iii) will be called for redemption within one year and the Issuer has irrevocably deposited with the trustee trust funds in an amount sufficient to pay and discharge the entire indebtedness on such New Notes, and (2) the Issuer and/or the Guarantors have paid all other sums payable under the New Notes Indenture. In addition, the Issuer must deliver an Officers’ Certificate and opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with. However, certain obligations of the Issuer survive such discharge, including the obligations of the Issuer and the Guarantors to pay the trustee’s service fees and to indemnify the trustee for certain costs relating to its duties under the Indenture.

(e)	Evidence Required to Be Furnished for Compliance. The Issuer will be obligated under the New Notes Indenture to deliver to the trustee, within 120 days of the end of each fiscal year, an Officers’ Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company, they would normally have knowledge of any Default, and further stating whether or not the signers know of any Default that occurred during such period.

9.	Other Obligors.

There are no other obligors upon the New Notes apart from the Applicants.

*            *             *

Contents of Application. This Application comprises:

(a)	Pages numbered 1 to 16, consecutively.

(b)	The statement of eligibility and qualification of the trustee under the Indenture to be qualified included as Exhibit 25.1 hereto.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee referenced in clause (b) above:

Exhibit Number	Description

Exhibit T3A-1	Certificate of Incorporation of DynCorp International Inc. (incorporated by reference to Exhibit No. 3.1 to DynCorp International Inc.’s Current Report on Form 8-K filed with the SEC on July 8, 2010).

Exhibit T3A-2	Certificate of Incorporation of Delta Tucker Holdings, Inc. (incorporated by reference to Exhibit No. 3.1 to Delta Tucker Holdings, Inc.’s Registration Statement on Form S-4 filed with the SEC on April 27, 2011).

Exhibit T3A-3	Articles of Incorporation of Casals & Associates, Inc. (incorporated by reference to Exhibit No. 3.5 to Delta Tucker Holdings, Inc.’s Registration Statement on Form S-4 filed with the SEC on April 27, 2011).

Exhibit T3A-4	Certificate of Incorporation of DIV Capital Corporation (incorporated by reference to Exhibit 3.3 to DynCorp International LLC’s Amendment No. 1 to Registration Statement on Form S-4/A filed with the SEC on September 27, 2005).

Exhibit T3A-5	Certificate of Formation of DTS Aviation Services LLC (incorporated by reference to Exhibit 3.11 to DynCorp International LLC’s Amendment No. 1 to Registration Statement on Form S-4/A filed with the SEC on September 27, 2005).

Exhibit T3A-6	Articles of Organization of Dyn Marine Services of Virginia LLC (incorporated by reference to Exhibit 3.21 to DynCorp International LLC’s Amendment No. 1 to Registration Statement on Form S-4/A filed with the SEC on September 27, 2005).

Exhibit T3A-7	Certificate of Formation of DynCorp Aerospace Operations LLC (incorporated by reference to Exhibit 3.13 to DynCorp International LLC’s Amendment No. 1 to Registration Statement on Form S-4/A filed with the SEC on September 27, 2005).

Exhibit T3A-8	Certificate of Formation of DynCorp International LLC (incorporated by reference to Exhibit 3.11 to Delta Tucker Holdings, Inc.’s Annual Report on Form 10-K filed with the SEC on March 30, 2016).

Exhibit T3A-9	Articles of Organization of DynCorp International Services LLC (incorporated by reference to Exhibit No. 3.17 to Delta Tucker Holdings, Inc.’s Registration Statement on Form S-4 filed with the SEC on April 27, 2011).

Exhibit T3A-10	Articles of Organization of Heliworks LLC (incorporated by reference to Exhibit 3.19 to Delta Tucker Holdings, Inc.’s Annual Report on Form 10-K filed with the SEC on March 30, 2016).

Exhibit T3A-11	Articles of Organization of Phoenix Consulting Group, LLC (incorporated by reference to Exhibit 3.21 to Delta Tucker Holdings, Inc.’s Annual Report on Form 10-K filed with the SEC on March 30, 2016).

Exhibit T3A-12	Certificate of Formation of Services International LLC (incorporated by reference to Exhibit 3.23 to DynCorp International LLC’s Amendment No. 1 to Registration Statement on Form S-4/A filed with the SEC on September 27, 2005).

Exhibit T3A-13	Certificate of Formation of Worldwide Management and Consulting Services LLC, f/k/a Worldwide Humanitarian Services LLC (incorporated by reference to Exhibit 3.25 to Delta Tucker Holdings, Inc.’s Annual Report on Form 10-K filed with the SEC on March 30, 2016).

Exhibit T3A-14	Certificate of Formation of Worldwide Recruiting and Staffing Services LLC (incorporated by reference to Exhibit 3.28 to DynCorp International LLC’s Annual Report on Form 10-K filed with the SEC on June 20, 2007).

Exhibit Number	Description

Exhibit T3B-1	By-laws of DynCorp International Inc., as amended on November 5, 2013 (incorporated by reference to Exhibit 3.26 to Delta Tucker Holdings, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2014).

Exhibit T3B-2	By-laws of Delta Tucker Holdings, Inc. (incorporated by reference to Exhibit No. 3.2 to Delta Tucker Holdings, Inc.’s Registration Statement on Form S-4 filed with the SEC on April 27, 2011).

Exhibit T3B-3	By-laws of Casals & Associates, Inc. (incorporated by reference to Exhibit No. 3.6 to Delta Tucker Holdings, Inc.’s Registration Statement on Form S-4 filed with the SEC on April 27, 2011).

Exhibit T3B-4	Bylaws of DIV Capital Corporation (incorporated by reference to Exhibit 3.4 to DynCorp International LLC’s Amendment No. 1 to Registration Statement on Form S-4/A filed with the SEC on September 27, 2005).

Exhibit T3B-5	Limited Liability Company Operating Agreement of DTS Aviation Services LLC (incorporated by reference to Exhibit 3.12 to DynCorp International LLC’s Amendment No. 1 to Registration Statement on Form S-4/A filed with the SEC on September 27, 2005).

Exhibit T3B-6	Limited Liability Company Agreement of Dyn Marine Services of Virginia LLC (incorporated by reference to Exhibit 3.22 to DynCorp International LLC’s Amendment No. 1 to Registration Statement on Form S-4/A filed with the SEC on September 27, 2005).

Exhibit T3B-7	Limited Liability Company Agreement of DynCorp Aerospace Operations LLC (incorporated by reference to Exhibit 3.14 to DynCorp International LLC’s Amendment No. 1 to Registration Statement on Form S-4/A filed with the SEC on September 27, 2005).

Exhibit T3B-8	Amended and Restated Operating Agreement of DynCorp International LLC (incorporated by reference to Exhibit 3.2 to DynCorp International LLC’s Amendment No. 1 to Registration Statement on Form S-4/A filed with the SEC on September 27, 2005).

Exhibit T3B-9	Limited Liability Company Agreement of DynCorp International Services LLC (incorporated by reference to Exhibit No. 3.18 to Delta Tucker Holdings, Inc.’s Registration Statement on Form S-4 filed with the SEC on April 27, 2011).

Exhibit T3B-10	Operating Agreement of Heliworks LLC (incorporated by reference to Exhibit 3.20 to Delta Tucker Holdings, Inc.’s Annual Report on Form 10-K filed with the SEC on March 30, 2016).

Exhibit T3B-11	Limited Liability Company Agreement of Phoenix Consulting Group, LLC (incorporated by reference to Exhibit 3.22 to Delta Tucker Holdings, Inc.’s Annual Report on Form 10-K filed with the SEC on March 30, 2016).

Exhibit T3B-12	Limited Liability Company Agreement of Services International LLC (incorporated by reference to Exhibit 3.24 to DynCorp International LLC’s Amendment No. 1 to Registration Statement on Form S-4/A filed with the SEC on September 27, 2005).

Exhibit T3B-13	Amended and Restated Limited Liability Company Agreement of Worldwide Management and Consulting Services LLC, f/k/a Worldwide Humanitarian Services LLC (incorporated by reference to Exhibit 3.26 to DynCorp International LLC’s Amendment No. 1 to Registration Statement on Form S-4/A (Reg. No. 333-127343) filed with the SEC on September 27, 2005).

Exhibit Number	Description

Exhibit T3B-14	Second Amended and Restated Limited Liability Company Agreement of Worldwide Recruiting and Staffing Services LLC (incorporated by reference to Exhibit 3.29 to DynCorp International LLC’s Annual Report on Form 10-K filed with the SEC on June 20, 2007).

Exhibit T3C	Form of Indenture for the New Notes**

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offering Memorandum and Consent Solicitation Statement dated May 2, 2016.*

Exhibit T3E-2	Letter of Transmittal and Consent dated May 2, 2016.*

Exhibit T3E-3	Form W-9.*

Exhibit T3F	Cross reference sheet showing the location in the New Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.**

Exhibit T3G	Organizational Chart of Affiliates of DynCorp International Inc. and Guarantors.*

Exhibit 25.1	Statement of eligibility and qualification of the trustee on Form T-1.*

*	Filed herewith
**	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants have duly caused this Application to be signed on each of their behalves by the undersigned, thereunto duly authorized, in the City of McLean, and the State of Virginia, on the 2nd day of May, 2016.

DYNCORP INTERNATIONAL INC.

By:	/s/ William T. Kansky
Name:	William T. Kansky
Title:	Senior Vice President and Chief Financial Officer

DELTA TUCKER HOLDINGS, INC.

By:	/s/ William T. Kansky
Name:	William T. Kansky
Title:	Senior Vice President and Chief Financial Officer

CASALS & ASSOCIATES INC.

By:	/s/ William T. Kansky
Name:	William T. Kansky
Title:	Vice President, Chief Financial Officer and Treasurer

DIV CAPITAL CORPORATION
DTS AVIATION SERVICES LLC
DYN MARINE SERVICES OF VIRGINIA LLC
DYNCORP AEROSPACE OPERATIONS LLC
DYNCORP INTERNATIONAL LLC
DYNCORP INTERNATIONAL SERVICES LLC
HELIWORKS LLC
PHOENIX CONSULTING GROUP, LLC
SERVICES INTERNATIONAL LLC
WORLDWIDE MANAGEMENT AND CONSULTING SERVICES LLC
WORLDWIDE RECRUITING AND STAFFING SERVICES LLC

By:	/s/ William T. Kansky
Name:	William T. Kansky
Title:	Senior Vice President and Chief Financial Officer

Attest:	/s/ Brendan Burke
Name:	Brendan Burke
Title:	Vice President and Treasurer